

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2022

Daniel Perry
Executive Vice President and Chief Financial Officer
AMERICAN CAMPUS COMMUNITIES INC
12700 Hill Country Blvd.
Suite T-200
Austin, TX 78738

> **Re: AMERICAN CAMPUS COMMUNITIES INC**
> **PREC14A filed March 28, 2022**
> **SEC File No. 1-32265**

Dear Mr. Perry:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your filing.

Preliminary Proxy Statement filed March 28, 2022

Background of the Solicitation, page 10

1.　Where you discuss the Cooperation Agreement entered into with Land & Buildings in January 2021, clarify who identified the nominees appointed to the Board pursuant to that Agreement.

Proposal 1 - Election of Directors
Consideration of Director Nominees, page 70

2.　The disclosure here states that "[i]n order to be considered for the next annual meeting of directors, any such [nomination] must comply with the requirements set forth in the Company's bylaws." Revise to disclose the deadline by which nominations must be received. See Rule 14a-5(e).

General

3.   Please include the disclosure required by Item 23 of Schedule 14A regarding the "householding" of proxy materials.

4.   Revise to state when the proxy statement is being mailed to shareholders. See Rule 14a-6(d).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions